

Mail Stop 7010

August 15, 2007

<u>Via U.S. Mail and Fax (276) 628-1729</u>
Mr. David C. Stuebe
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 2345
Abingdon, VA 24212

> **Re: Alpha Natural Resources, Inc. and Alpha NR Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-32423 and File No. 333-124319-17**

Dear Mr. Stuebe:

We have reviewed your supplemental response letter dated July 24, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated July 12, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

> Form 10-K for fiscal year ended December 31, 2006
> Note 3(k). Revenue Recognition, page 81

1.   We note your response to our prior comment 1 in our letter dated July 12, 2007. We do not concur with your analogy to EITF 91-6. EITFs relate to specific circumstances and should not be analogized to other circumstances. Given that you and your customers agreed as to which shipments would be under each contract, it appears that you should have recorded revenue as it related to the specific shipment and related contract. Please confirm that the impact of your accounting treatment under EITF 91-6 during 2004 – 2006 was not material for any period. In future filings, as applicable, record revenues as they relate to specific shipments and the related contract.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Roger Schwall

Roger Schwall
Assistant Director